Exhibit 99.1

You are receiving this e-mail because you are a Sovereign shareholder.

Dear Fellow Shareholder,

As a fellow shareholder, Relational Investors would like to communicate to you periodically via e-mail about critical issues and developments at Sovereign Bancorp, Inc.

If after receiving emails from us you no longer wish to receive them, you can stop them at any time.  An Opt-Out option will always be available to you at the bottom of each e-mail.  We promise not to overstep our welcome.

We do not, however, wish to send you emails if you object to this form of communication.  If you do not wish to receive e-mail communications from Relational Investors, you can conveniently remove yourself from our list.  Simply click on the link below by XXXXX, XXXX XX, 2006.

Thank you.

Relational Investors LLC

To Remove Yourself from Future Mailings Click Here

[LINK GOES HERE]